Exhibit 99.1

Dingdong (Cayman) Limited Announces Second Quarter 2021 Financial Results

SHANGHAI, August 30, 2021 — Dingdong (Cayman) Limited (“Dingdong” or the “Company”) (NYSE: DDL), a leading and fastest-growing on-demand e-commerce company in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Highlights:

•	GMV for the second quarter of 2021 increased by 80.8% year over year to RMB 5,378.2 million (US$ 833.0 million) from RMB 2,975.4 million in the same quarter of 2020.

•	Total revenue for the second quarter of 2021 increased by 77.9% year over year to RMB 4,646.0 million (US$ 719.6 million) from RMB 2,611.1 million in the same quarter of 2020.

•	Non-GAAP net loss for the second quarter of 2021 was RMB 1,728.5 million (US$ 267.7 million), compared with RMB 714.5 million in the same quarter of 2020.

•	The number of average monthly transacting users for the second quarter of 2021 increased by 39.1% year over year to 8.4 million from 6.1 million in the same quarter of 2020.

•	The number of frontline fulfillment station were 1,136 as of June 30, 2021, increased by 147 compared to that of March 31, 2021.

Mr. Changlin Liang, Founder and Chief Executive Officer of Dingdong, stated, “We are delighted to report that our GMV in the second quarter of 2021 increased by 80.8% year over year to RMB5.4 billion. Geographically speaking, we achieved 49.8% year-over-year growth in our GMV from our most mature markets in the Yangtze Delta region. Growth was mainly driven by growth in our customer base and a significant increase in purchase frequency by our existing users on our platform. We expect that Dingdong will be the fifth infrastructure, next to water, electricity, gas, and internet, in the lives of future households. We are dedicated to making fresh groceries and daily necessities on the Dingdong platform as readily available as running water for every household. ”

Ms. Le Yu, Chief Strategy Officer of Dingdong, stated, “For the third quarter, we expect to see a 100% year-over-year increase in total revenues, an improving gross margin, and a narrowing non-GAAP net loss margin. Non-GAAP net loss margin is expected to narrow in the third quarter of 2021, and further narrow in the fourth quarter of 2021. In Shanghai where our business is more mature, we expect to see improved unit economics in both gross margin and fulfillment efficiency, and deliver a positive operating profit in terms of unit economics in the fourth quarter of this year.”

Second Quarter 2021 Financial Results

Total revenues. Total revenues were RMB 4,646.0 million (US$ 719.6 million), representing an increase of 77.9% from the same period of 2020. The increase was primarily due to an increase in revenues from product revenues and contribution from service revenues.

•	Product Revenues were RMB 4,603.3 million (US$ 713.0 million), an increase of 78.4% from RMB 2,580.6 million in the same quarter of 2020.

•	Service Revenues were RMB 42.7 million (US$ 6.6 million), an increase of 40.4% from RMB 30.4 million in the same quarter of 2020.

Total operating costs and expenses were RMB 6,583.6 million (US$ 1,019.7 million), an increase of 93.3% from RMB 3,405.6 million in the same quarter of 2020. The increase was mainly due to significant revenue growth and increased spending on product development expenses to lay a solid ground for further growth.

•

Cost of Goods Sold were RMB 3,967.4 million (US$ 614.5 million), an increase of 91.8% from RMB 2,068.3 million in the same quarter of 2020, mainly due to the increase in total revenue and our proactive adjustment of pricing strategy to improve customer purchase frequency and customer retention and increase the user penetration in new cities.

•	Fulfillment expenses were RMB 1,693.5 million (US$ 262.3 million), an increase of 79.3% from RMB 944.6 million in the same quarter of 2020, mainly due to the increase in the total number of orders.

•

Sales and marketing expenses were RMB 410.0 million (US$ 63.5 million), an increase of 263.6% from RMB 112.8 million in the same quarter of 2020, mainly because we increased spending on sales and marketing expenses to acquire new customers.

•

General and administrative expenses were RMB 306.3 million (US$ 47.4 million), an increase of 40.3% from RMB 218.2 million in the same quarter of 2020, mainly due to the growth of business scale and increase in the share-based compensation expenses.

•

Product development expenses were RMB 206.5 million (US$ 32.0 million), an increase of 234.7% from RMB 61.7 million in the same quarter of 2020, mainly due to increase in the spending on our supply chain system to further improve efficiency and reduce operating costs, and increased in the spending on agricultural technology to enable the upstream partners.

Loss from operations was RMB 1,937.6 million (US$ 300.1 million), compared with operating loss of RMB 794.5 million in the same quarter of 2020.

Net loss was RMB 1,937.4 million (US$ 300.1 million), compared with net loss of RMB 858.3 million in the same quarter of 2020.

Non-GAAP net loss, which is a non-GAAP measure that excludes share-based compensation expenses, was RMB 1,728.5 million (US$ 267.7 million), compared with non-GAAP net loss of RMB 714.5 million in the same quarter of 2020. Basic and diluted net loss per share were RMB 33.27 (US$ 5.15), compared with RMB 15.02 in the same quarter of 2020. Non-GAAP net loss per share, basic and diluted, was RMB 30.05 (US$ 4.65), compared with RMB 12.79 in the same quarter of 2020.

Cash and cash equivalents and short-term investments were RMB 7,287.7 million (US$ 1,128.7 million) as of June 30, 2021, compared with RMB 5,619.9 million as of March 31, 2021.

Conference Call

The Company’s management will hold an earnings conference call at 8:30 A.M. Eastern Time on Monday, August 30, 2021 (8:30 P.M. Beijing Time on the same day) to discuss the financial results. The presentation and question and answer session will be presented in both Mandarin and English. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Conference ID:	3659012

The replay will be accessible through September 6, 2021 by dialing the following numbers:

International:	1-412-317-0088
United States:	1-877-344-7529
Access Code:	10159819

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at https://ir.100.me.

About Dingdong (Cayman) Limited

Dingdong (Cayman) Limited is a leading and fastest-growing on-demand e-commerce company in China providing users with fresh produce, meat and seafood, and other daily necessities through a convenient and excellent shopping experience supported by an extensive self-operated frontline fulfillment grid. From its core product category of fresh groceries, Dingdong has expanded to provide other daily necessities to grow into a leading one-stop online shopping destination in China for consumers to make purchases for their daily lives. At the same time, Dingdong is working to modernize China’s traditional agricultural supply chain through standardization and digitalization, empowering upstream farms and suppliers to make their production more efficient and tailored to actual demand.

For more information, please visit: www.100.me.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP net loss, non-GAAP net loss margin, non-GAAP net loss attributable to ordinary shareholders and non-GAAP net loss per share, basic and diluted, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges and do not correlate to any operating activity trends. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. The Company’s definition of non-GAAP financial measures may differ from those of industry peers and may not be comparable with their non-GAAP financial measures.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 6.4566 to US$ 1.00, the exchange rate on June 30, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, the impact of COVID-19, outlook and quotations from management in this announcement, as well as Dingdong’s strategic and operational plans, contain forward-looking statements. Dingdong may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Dingdong’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the impact of the COVID-19 pandemic on Dingdong’s business, results of operations, financial condition, and stock price; Dingdong’s strategies; Dingdong’s future business development, financial condition and results of operations; Dingdong’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Dingdong’s ability to maintain its culture and brand image within its addressable user communities; Dingdong’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the e-commerce industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Dingdong Fresh

ir@100.me

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,376,153	1,049,972	162,620
Restricted cash	74,295	2,000	310
Short-term investments	1,006,245	6,235,686	965,785
Accounts receivable, net	38,805	82,905	12,840
Amounts due from related parties	10,100	—	—
Inventories	386,431	503,663	78,007
Advance to suppliers	37,133	71,571	11,085
Prepayments and other current assets	97,878	272,828	42,256

Total current assets	3,027,040	8,218,625	1,272,903

Non-current assets:
Property and equipment, net	272,691	346,537	53,672
Operating lease right-of-use assets	1,503,222	1,756,171	271,996
Other non-current assets	121,459	162,252	25,130

Total non-current assets	1,897,372	2,264,960	350,798

TOTAL ASSETS.	4,924,412	10,483,585	1,623,701

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	1,579,948	2,131,883	330,187
Customer advances and deferred revenue	140,404	165,308	25,603
Accrued expenses and other current liabilities	857,738	637,761	98,777
Salary and welfare payable	136,960	148,575	23,011
Operating lease liabilities	594,787	716,328	110,945
Short-term borrowings	1,234,522	2,377,768	368,269
Current portion of long-term borrowings	86,500	72,000	11,151
Warrant liabilities	108,160	—	—

Total current liabilities	4,739,019	6,249,623	967,943

Non-current liabilities:
Long-term borrowings	58,375	25,625	3,969
Operating lease liabilities	871,685	973,603	150,792

Total non-current liabilities	930,060	999,228	154,761

TOTAL LIABILITIES.	5,669,079	7,248,851	1,122,704

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS — (Continued)

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$
		(Unaudited)
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT (CONTINUED)

MEZZANINE EQUITY	5,174,910	12,628,087	1,955,842

Shareholders’ Deficit:
Ordinary shares	1	1	—
Additional paid-in capital	151,657	369,752	57,267
Accumulated deficit	(6,048,274)	(9,658,797)	(1,495,957)
Accumulated other comprehensive loss	(22,961)	(104,309)	(16,155)

TOTAL SHAREHOLDERS’ DEFICIT	(5,919,577)	(9,393,353)	(1,454,845)

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	4,924,412	10,483,585	1,623,701

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended June 30,
	2020	2021	2021
	RMB	RMB	US$
	(Unaudited)
Revenues:
Product revenues	2,580,645	4,603,265	712,955
Service revenues	30,444	42,741	6,620

Total revenues	2,611,089	4,646,006	719,575

Operating costs and expenses:
Cost of goods sold	(2,068,310)	(3,967,378)	(614,469)
Fulfillment expenses	(944,583)	(1,693,470)	(262,285)
Sales and marketing expenses	(112,759)	(409,991)	(63,500)
Product development expenses	(61,689)	(206,479)	(31,980)
General and administrative expenses	(218,223)	(306,261)	(47,433)

Total operating costs and expenses	(3,405,564)	(6,583,579)	(1,019,667)

Loss from operations	(794,475)	(1,937,573)	(300,092)
Interest income	3,020	15,187	2,352
Interest expenses	(4,753)	(19,982)	(3,095)
Other income	4,536	5,704	883
Other expenses	(29,571)	(733)	(113)
Changes in fair value of warrant liabilities	(37,078)	—	—

Loss before income tax	(858,321)	(1,937,397)	(300,065)

Income tax expenses	—	—	—

Net loss	(858,321)	(1,937,397)	(300,065)

Accretion of redeemable convertible preferred shares	(113,954)	(221,948)	(34,375)

Net loss attributable to ordinary shareholders	(972,275)	(2,159,345)	(334,440)

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended June 30,
	2020	2021	2021
	RMB	RMB	US$
	(Unaudited)
Net loss per share:
Basic and diluted	(15.02)	(33.27)	(5.15)
Weighted average common shares outstanding used in net loss per share computation	64,752,250	64,908,700	64,908,700

Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	(405)	(85,974)	(13,316)

Comprehensive loss	(858,726)	(2,023,371)	(313,381)

Accretion of redeemable convertible preferred shares	(113,954)	(221,948)	(34,375)

Comprehensive loss attributable to ordinary shareholders	(972,680)	(2,245,319)	(347,756)

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,
	2020	2021	2021
	RMB	RMB	US$
	(Unaudited)
Net cash used in operating activities	(534,331)	(1,622,248)	(251,254)
Net cash used in investing activities	(254,514)	(5,114,051)	(792,066)
Net cash generated from financing activities	2,256,252	3,435,843	532,144
Effect of exchange rate changes on cash and cash equivalents and restricted cash	21,982	(61,779)	(9,569)

Net increase/(decrease) in cash and cash equivalents and restricted cash	1,489,389	(3,362,235)	(520,745)
Cash and cash equivalents and restricted cash at the beginning of the period	1,564,906	4,414,207	683,675

Cash and cash equivalents and restricted cash at the end of the period	3,054,295	1,051,972	162,930

DINGDONG (CAYMAN) LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended June 30,
	2020	2021	2021
	RMB	RMB	US$
	(Unaudited)
Net loss	(858,321)	(1,937,397)	(300,065)
Add: share-based compensation expenses (1)	143,812	208,943	32,361

Non-GAAP net loss	(714,509)	(1,728,454)	(267,704)

Net loss attributable to ordinary shareholders	(972,275)	(2,159,345)	(334,440)
Add: share-based compensation expenses (1)	143,812	208,943	32,361

Non-GAAP net loss attributable to ordinary shareholders	(828,463)	(1,950,402)	(302,079)

Weighted average number of ordinary shares outstanding used in calculating basic and diluted net loss per share	64,752,250	64,908,700	64,908,700
Non-GAAP net loss per share:
Basic and diluted	(12.79)	(30.05)	(4.65)

(1)	Share-based compensation expenses are recognized as follows:

	For the three months ended June 30,
	2020	2021	2021
	RMB	RMB	US$
	(Unaudited)
Fulfillment expenses	86	2,536	393
Sales and marketing expenses	62	89	14
Product development expenses	488	5,635	872
General and administrative expenses	143,176	200,683	31,082

Total	143,812	208,943	32,361